December 22, 2016

Mr. Ethan Horowitz	BY EDGAR

Accounting Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Re:	Essendant Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed October 26, 2016
File No. 000-10653

Dear Mr. Horowitz:

The purpose of this letter is to confirm our understanding, based on my phone conversation with you on December 22, 2016, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated December 20, 2016.  As discussed, our response will be provided on or before January 13, 2017.

Very truly yours,
/s/Christine Ieuter
Christine Ieuter
Vice President, Controller and Chief Accounting Officer

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015   O 847 627 2357